                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                          TRM COPY CENTERS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   8762636105
                                 (CUSIP Number)

                                                    With Copies to:
Daniel G. Cohen                                     J. Baur Whittlesey, Esquire
ReadyCash Investment Partners, L.P.                 Ledgewood Law Firm, P.C.
c/o ReadyCash GP, Inc.                              1521 Locust Street - 8th Fl.
1521 Locust Street                                  Philadelphia, PA  19102
Philadelphia, PA  19103                             (215) 731-9450
(215) 546-5005

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                     Various dates as set forth in Item 5(b)

             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
[   ]

                         (Continued on following pages)

_______________________________________________________________________________

CUSIP No.  8762636105                  13D                          Page 2 of 8
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS;
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Ready Cash Investment Partners, L.P. 23-2948913
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
             WC
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Commonwealth of Pennsylvania
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       1,252,541(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       199,641
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,252,541(1)
______________________________________________________________________________

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             [X]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             17.2%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
             PN
______________________________________________________________________________

(1) Includes: (i) 199,641 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person and (ii) 1,052,900 shares of Common Stock as to which the Reporting Person has irrevocable proxies terminating July 31, 2001 or upon earlier disposition of such shares by the holder.
    Excludes: (a) 412,699 shares of Common Stock issuable upon conversion of Series A Preferred Stock to Common Stock, as the Reporting Person automatically dissolves and liquidates upon such conversion; (b) 769,839 shares of Common Stock issuable upon conversion of Series A Preferred Stock held by third parties, as irrevocable proxies with respect thereto terminate upon conversion of the Series A Preferred Stock.

_______________________________________________________________________________

CUSIP No.  8762636105                  13D                          Page 3 of 8
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS;
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Arete Foundation  23-6779271
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
             WC
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Commonwealth of Pennsylvania
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       40,940
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       40,940
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             40,940
______________________________________________________________________________

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.6%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
             OO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  8762636105                  13D                          Page 4 of 8
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS;
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Edward E. Cohen
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
             PF
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Commonwealth of Pennsylvania
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       43,994
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       1,483,315
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       43,994
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       430,515
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,527,409
______________________________________________________________________________

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             21.0%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
             IN
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  8762636105                  13D                          Page 5 of 8
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS;
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Daniel G. Cohen
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
             PF
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Commonwealth of Pennsylvania
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       142,572
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       1,442,475
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       142,572
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       389,575
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,585,047
______________________________________________________________________________

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             21.8%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN
______________________________________________________________________________

                                                                     Page 6 of 8
Item 1. Security and Issuer

        This statement relates to the Common Stock, no par value, of TRM Copy Centers Corporation (the "Issuer" or "TRM"). The principal executive offices of the Issuer are located at 5208 NE 122nd Avenue, Portland, Oregon 97230-1074.

Item 2. Identity and Background

        No change for ReadyCash Investment Partners, L.P. ("RCIP"). As to Messrs. Cohen and Cohen and Arete Foundation ("Arete"):

        (a) Edward E. Cohen; Daniel G. Cohen; Arete Foundation

        (b) 1521 Locust Street, Suite 400, Philadelphia, PA 19102 (business address for each)

        (c) Edward E. Cohen is Chairman and Chief Executive Officer, and Daniel
            G. Cohen is President and Chief Operating Officer, of Resource America, Inc., 1521 Locust Street, Suite 400, Philadelphia, PA 19102. Arete is a charitable trust of which Edward E. Cohen and his spouse are the sole trustees.

        (d) None

        (e) None

        (f) United States

Item 3. Source and Amount of Funds or Other Consideration

        No change as to RCIP. The source of funds for each of Messrs. Cohen and Cohen was personal funds. The source of funds for Arete was its working capital. The amount used by Edward E. Cohen was $757,670 (including his allocable share of funds used to acquire shares as to which he has shared voting and dispositive power with Daniel G. Cohen). The amount used by Daniel G. Cohen was $1,356,513 (including his allocable share of funds used to acquire shares as to which he has shared voting and dispositive power with Edward E. Cohen). The amount used by Arete Foundation was $291,493.

Item 4. Purpose of Transaction

        No change.

Item 5. Interest in Securities of the Issuer.

        (a) No change as to RCIP. Messrs. Cohen and Cohen, and Arete, disclaim beneficial ownership of the shares beneficially owned by RCIP and disclaim that they are members of a group. However, Edward E. Cohen may be deemed to be a beneficial owner of 1,527,409 shares (20.4%), as to 43,994 of which he has sole voting and dispositive power, as to 40,940 of which he shares voting and dispositive power with his spouse as trustees of Arete, as to 189,934 of which he shares voting and dispositive power with Daniel G. Cohen, as to 199,641 of which he shares voting and dispositive power with RCIP and Daniel G. Cohen, and as to 1,052,900 of which he shares voting power with RCIP and Daniel G. Cohen. Daniel G. Cohen may be deemed to be a beneficial owner of 1,585,047 shares (21.8%), as to 142,575 of which he has sole voting and dispositive power, as to 189,934 of which he shares voting and dispositive power with Edward E. Cohen, as to 199,641 of which he shares voting and dispositive power with RCIP and Edward E. Cohen, and as to 1,052,900 of which he shares voting power with RCIP and Edward E. Cohen. Arete is the beneficial owner of 40,940 shares.

        (b) No change for RCIP. For Edward E. Cohen, Daniel G. Cohen and Arete, see paragraph (a), above.

        (c) RCIP - None

        The following transactions set forth below for Messrs. Cohen and Cohen, and Arete, were effected on the open market.

                                                      E. Cohen             D. Cohen               Arete
                     Date            Price        Number of Shares     Number of Shares     Number of Shares
                     ----            -----        ----------------     ----------------     ----------------
                    3/2/99          $7.11                                                       40,940
                    3/2/99           7.00                                  26,100
                    9/13/99          4.75                                   1,000
                    9/16/99          4.9837            12,476              40,000
                    9/17/99          5.03                                   2,500
                    9/30/99          4.75                                   2,500
                                     5.00                                  10,000
                    11/9/99          4.25                                   4,300
                   11/12/99          4.50                                   2,000
                   11/15/99          4.75                                   2,100
                   11/18/99          4.75                                   2,000
                                     5.00                                   1,000
                   11/19/99          4.875                                  1,000
                   11/23/99          5.25                                     500
                   11/29/99          5.441                                    800
                   11/30/99          5.50                                   1,300
                    12/2/99          5.50                                     500
                                     5.875                                  1,100
                    12/3/99          6.375                                 10,000
                    12/7/99          6.375                                 10,000
                    12/9/99          6.125                                  1,000
                   12/10/99          6.00                                   1,500
                                     6.375             15,000(1)
                   12/14/99          6.375             10,000(1)
                   12/15/99          5.25                                   1,500
                   12/22/99          5.25                                   1,200
                   12/29/99          5.25                                   1,100
                   12/30/99          5.25             208,928(2)          189,934(3)

        (1) Purchased by Edward E. Cohen's IRA.
        (2) Consists of 18,994 shares purchased by Edward E. Cohen's IRA and 189,934 shares purchased by a family partnership of which Edward E. Cohen and Daniel G. Cohen are partners.
        (3) Consists of the 189,934 shares purchased by the family partnership referred to in note (2), above.

        (d) None

        (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        No change

Item 7. Materials to be Filed as Exhibits

         No change

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                         READYCASH INVESTMENT PARTNERS, L.P.

                                         By: ReadyCash GP Corp., General Partner



                                         By:  /s/ Daniel G. Cohen
                                             ___________________________________
                                                 Daniel G. Cohen, President


                                              /s/ Edward E. Cohen
                                         _______________________________________

                                                      EDWARD E. COHEN


                                              /s/ Daniel G. Cohen
                                         _______________________________________
                                                      DANIEL G. COHEN


                                         ARETE FOUNDATION


                                         By:  /s/ Edward E. Cohen
                                             ___________________________________
                                                  Edward E. Cohen, Trustee


March 31, 2000